Exhibit 99.(a)(5)(F)
FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com



              Trans-Lux Announces Successful Completion of Exchange Offer for
                  7 1/2% Convertible Subordinated Notes due 2006

NORWALK, CT, April 15, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced that its Exchange Offer, which commenced March 2, 2004, pursuant to which Trans-Lux Corporation (the "Company") offered to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes") and expired on April 14, 2004, was successful as it received $16,710,000 principal amount of Old Notes, for which it will issue a like number of New Notes.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

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